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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  1  )*
                                          -----

                              Society Corporation
                              -------------------
                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
                    ---------------------------------------
                        (Title and Class of Securities)


                                  833 663 305
                                 --------------
                                 (CUSIP Number)

  Walter V. Ferris, KeyCorp, One KeyCorp Plaza, Albany, NY 12207 (518) 486-8500
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 22, 1993
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                  Item 7.  Materials to Be Filed as Exhibits.

     The following are filed as Appendices or Exhibits to this Schedule 13D:

          Appendix I.    Information Relating to Executive Officers and
                         Directors of Society Corporation

          Exhibit 1. KeyCorp Stock Option Agreement, dated as of October 2, 1993, between KeyCorp and Society Corporation

          Exhibit 2. Society Corporation Stock Option Agreement, dated as of October 2, 1993, between KeyCorp and Society Corporation

          Exhibit 3. Shareholder Rights Protection Agreement, dated as of October 1, 1993, between KeyCorp and Key Trust Company, as rights agent

          Exhibit 4. Third Amendment to Rights Agreement, dated as of October 1, 1993, between Society Corporation and Society National Bank, as rights agent

          Exhibit 5. Agreement and Plan of Merger, dated as of October 1, 1993, between KeyCorp and Society Corporation

          Exhibit 6. Exhibit I to Agreement and Plan of Merger: Articles of Incorporation of the Surviving Corporation

          Exhibit 7.     Exhibit II to Agreement and Plan of Merger:
                         Regulations of the Surviving Corporation

          Exhibit 8. Supplemental Agreement to Agreement and Plan of Merger, dated as of October 1, 1993, between KeyCorp and Society Corporation

          Exhibit 9.     Exhibits V(A) and V(B) to the Supplemental Agreement:
                         Forms of

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                         Agreement of Affiliates of KeyCorp and
                         Society Corporation

          Exhibit 10. First Amendment to Agreement and Plan of Merger and Supplemental Agreement to Agreement and Plan of Merger, dated December 22, 1993, between KeyCorp and Society Corporation

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete, and correct.

Dated:  January 11, 1994           KEYCORP

                                   By: /s/ David J. DeLuca
                                       ---------------------
                                       David J. DeLuca
                                       Senior Vice President
                                         and Controller








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                                 EXHIBIT INDEX


Designation    Title

Appendix I.    Information Relating to Executive Officers and Directors of
               Society Corporation

Exhibit 1. KeyCorp Stock Option Agreement, dated as of October 2, 1993, between KeyCorp and Society Corporation

Exhibit 2. Society Corporation Stock Option Agreement, dated as of October 2, 1993, between KeyCorp and Society Corporation

Exhibit 3. Shareholder Rights Protection Agreement, dated as of October 1, 1993, between KeyCorp and Key Trust Company, as rights agent

Exhibit 4. Third Amendment to Rights Agreement, dated as of October 1, 1993, between Society Corporation and Society National Bank, as rights agent

Exhibit 5. Agreement and Plan of Merger, dated as of October 1, 1993, between KeyCorp and Society Corporation

Exhibit 6. Exhibit I to Agreement and Plan of Merger: Articles of Incorporation of the Surviving Corporation

Exhibit 7. Exhibit II to Agreement and Plan of Merger: Regulations of the Surviving Corporation

Exhibit 8. Supplemental Agreement to Agreement and Plan of Merger, dated as of October 1, 1993, between KeyCorp and Society Corporation

Exhibit 9.     Exhibits V(A) and V(B) to the Supplemental Agreement:  Forms of








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               Agreement of Affiliates of KeyCorp and Society Corporation

Exhibit 10. First Amendment to Agreement and Plan of Merger and Supplemental Agreement to Agreement and Plan of Merger, dated as of December 22, 1993, between KeyCorp and Society Corporation













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